UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36229U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Stephanie S. Chen
                          c/o Tinicum Lantern II L.L.C.
                          800 Third Avenue, 40th Floor
                               New York, NY 10022
                                  212-446-9300

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 14, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 8 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Capital Partners II, L.P.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC, OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 8 Pages
----------------------------                        ---------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Lantern II L.L.C.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 8 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Terence M. O'Toole

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 5 of 8 Pages
----------------------------                        ---------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Eric M. Ruttenberg

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        -------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 6 of 8 Pages
----------------------------                        -------------------------
ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D filed on January 13, 2010 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on March 3, 2010, Amendment No. 2 filed on March 16, 2010, Amendment No. 3 filed on March 19, 2010 and Amendment No. 4 filed on May 11, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 14, 2010 TCP II and the other Consenting Noteholders entered into the Restructuring Plan Support Agreement with the Issuer Parties, the Equity Committee and each of the members of the Equity Committee (the "Equity Holders"). The Restructuring Plan Support Agreement supersedes the Plan Support Agreement. Under the Restructuring Plan Support Agreement the parties thereto agreed to support the Fourth Modified Plan of Reorganization the terms of which are substantially similar to those set forth in the Term Sheet previously disclosed in Amendment No. 4 to the Schedule 13D. Under the Restructuring Plan Support Agreement the Consenting Noteholders agreed to vote their claims in support of the Fourth Modified Plan of Reorganization, subject to the conditions to termination contained in the Restructuring Plan Support Agreement.

     As previously disclosed in Amendment No. 4 to the Schedule 13D and as more fully described in the Fourth Modified Plan of Reorganization, under the Fourth Modified Plan of Reorganization the Noteholders will receive, in exchange for their Notes, their pro-rata share of (i) between $90,000,000 and $110,000,000 principal amount of New Senior Secured Notes, (ii) the Cash Payment, (iii) all cash proceeds from the Rights Offering, (iv) payment in cash of all accrued but unpaid interest due under the Notes through the date of effectiveness of the Issuer Parties' bankruptcy cases and (v) the Supplemental Equity Exchange.

     As previously disclosed in Amendment No. 4 to the Schedule 13D and as more fully described in the Fourth Modified Plan of Reorganization and the Backstop Commitment Agreement entered into on May 14, 2010 by and among the Issuer and the Consenting Noteholders (the "Backstop Commitment Agreement"), the Consenting Noteholders agreed to backstop the Rights Offering (the "Backstop Commitment"), subject to the conditions to closing and termination contained therein. The Backstop Commitment Agreement sets forth, among other things, the terms of the Backstop Commitment which are substantially similar to those previously disclosed in Amendment No. 4 to the Schedule 13D.

     This description of the Fourth Modified Plan of Reorganization is a summary only and is qualified in its entirety by reference to the Fourth Modified Plan of Reorganization, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010.

     This description of the Restructuring Plan Support Agreement and Backstop Commitment Agreement is a summary only and is qualified in its entirety by reference to the Restructuring Plan Support Agreement and Backstop Commitment Agreement, copies of which are referenced as Exhibits 5 and 6 hereto, respectively, (which incorporate by reference Exhibits 10.1 and 10.2, respectively, of the Current Report on Form 8-K filed by the Issuer on May 18,
2010).

----------------------------                        -------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 7 of 8 Pages
----------------------------                        -------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on May 14, 2010, the Consenting Noteholders entered into the Restructuring Plan Support Agreement with the Issuer Parties, the Equity Committee and the Equity Holders, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to the Fourth Modified Plan of Reorganization, a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010) and is incorporated herein by reference.

     As described in Item 4 above, on May 14, 2010, the Consenting Noteholders entered into the Backstop Commitment Agreement with the Issuer, under which the Consenting Noteholders agreed to backstop the Rights Offering, a copy of which is referenced as Exhibit 6 hereto (which incorporates by reference Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010) and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

5. Restructuring Plan Support Agreement, dated as of May 14, 2010, by and among the Consenting Noteholders, the Issuer Parties, the Equity Committee and the Equity Holders (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010).

6. Backstop Commitment Agreement, dated as of May 14, 2010, by and among the Consenting Noteholders and the Issuer (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010).

----------------------------                        -------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 8 of 8 Pages
----------------------------                        -------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 18, 2010

                         /S/ ERIC M. RUTTENBERG
                         ----------------------
                         TINICUM LANTERN II L.L.C.,
                         On its own behalf and
                         as the General Partner of
                         TINICUM CAPITAL PARTNERS II, L.P.
                         By Eric M. Ruttenberg,
                         Managing Member

                         /S/ TERENCE M. O'TOOLE
                         -----------------------
                         Terence M. O'Toole

                         /S/ ERIC M. RUTTENBERG
                         ----------------------
                         Eric M. Ruttenberg